Filed by Franklin Tax-Exempt Money Fund Pursuant to Rule 425 under the Securities Act of 1933.
Subject Company: Franklin New York Tax-Free Trust on behalf of
Franklin New York Tax-Exempt Money Fund
File No. 333-159216







                [GRAPHIC OMITTED][GRAPHIC OMITTED]




              FRANKLIN NEW YORK TAX-EXEMPT MONEY FUND
            (a series of Franklin New York Tax-Free Trust)

                        IMPORTANT REMINDER:

           PLEASE VOTE YOUR SHARES BEFORE AUGUST 10, 2009


                                                      July 15, 2009

Dear Shareholder:

We recently mailed you proxy materials relating to a proposal to be voted on at a Special Meeting of Shareholders of the Franklin New York Tax-Exempt Money Fund scheduled for August 10, 2009.
As of the date of this letter we have not received your vote.


                      YOUR VOTE IS IMPORTANT!

For the reasons set forth in the proxy materials previously mailed to you, THE FUNDS BOARD OF TRUSTEES BELIEVES THE PROPOSAL IS IN THE SHAREHOLDERS' BEST INTEREST AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR.

We encourage you to vote TODAY using one of the following convenient options:

1. VOTE BY PHONE. You may cast your vote by calling the toll-free number listed on the enclosed proxy card. Have your proxy card in hand in order to follow the recorded instructions.

2. VOTE ONLINE. You may cast your vote by logging onto the Web address listed on the enclosed proxy card. Have your proxy card in hand in order to follow the instructions given on the Web site.

3.    VOTE BY MAIL.  You may  cast  your  vote by mail by  signing,
      dating  and   mailing   the   enclosed   proxy  card  in  the
      postage-prepaid return envelope provided.

If you have any questions about the proposal, you may call Computershare Fund Services, the Fund's proxy solicitation firm; toll free at (888) 916-1753. As a helpful reminder, you may receive a call from a representative of Computershare Fund Services encouraging you to vote. When you provide instructions to Computershare Fund Services by phone, they will be authorized to deliver your proxy on your behalf.




            YOUR VOTE IS IMPORTANT! PLEASE VOTE TODAY!



YOU ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, WHICH HAVE BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), BECAUSE THEY CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT AND OTHER RELATED DOCUMENTS ARE AVAILABLE FOR FREE AT THE SEC'S WEBSITE (WWW.SEC.GOV) OR BY CALLING THE FUND AT (800) DIAL BEN(R)/ (800) 342-5236.